Exhibit 99.1

Sinovac Clarifies Position on Restructuring Involving Its Chinese Subsidiary
 Wednesday January 31, 8:30 am ET

BEIJING, Jan. 31 /PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (Amex: SVA - News; the "Company") noted today that China Bioway Biotech Group Co., Ltd. ("China Bioway"), a 28.44% minority shareholder in its 71.56% PRC subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac China"), has recently received approvals from the PRC Ministry of Education and the PRC Ministry of Commerce to restructure China Bioway's equity interest in Sinovac China. The proposed restructuring contemplates China Bioway transferring its equity interest to an offshore company and eventually exchanging this equity interest for shares in the Company.

In response to investors' inquiries concerning the restructuring, the Company confirmed today that it had explored with China Bioway the possibility of the Company's acquisition of China Bioway's minority interest in Sinovac China. However, the Company has not commenced any formal negotiation or entered into any definitive agreement with China Bioway. Sinovac will comply with all applicable laws, rules and regulations (including U.S. securities laws and AMEX rules) and will obtain all necessary approvals (including any necessary shareholders' approval) in connection with any such acquisition, if it were to materialize.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    Contact Information:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: 10-82890088 Ext. 871
     Fax: 10-62966910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     (646) 536-7017/7033
     scarrington@theruthgroup.com / jmccargo@theruthgroup.com